

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Guggenheim Investor Services, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dina DiLorenzo — **(212) 901-9405**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Dina DiLorenzo, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Guggenheim Investor Services, LLC, as of December 31, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.



Dina DiLorenzo
Managing Executive

Sworn and subscribed to before me this
26th day of February, 2010.

IDALIA DEJESUS
NOTARY PUBLIC, STATE OF NEW YORK
No. 01DE6086473
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES JAN. 21, 2011





KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report

The Member of
Guggenheim Investor Services, LLC:

We have audited the accompanying statement of financial condition of Guggenheim Investor Services, LLC (the Company) as of December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Guggenheim Investor Services, LLC as of December 31, 2009 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2010

GUGGENHEIM INVESTOR SERVICES, LLC
(FORMERLY KNOWN AS GUGGENHEIM SECURITIES, LLC)

Statement of Financial Condition
December 31, 2009

Assets		
Cash and cash equivalents	$	461,721
Receivable from clearing organization		110,434
Due from affiliates		134,026
Other assets		35,396
Total assets	$	741,577
Liabilities and Member's Equity		
Accrued expenses and other liabilities	$	47,158
Payable to clearing organization		14,848
Total liabilities		62,006
Member's equity		679,571
Total liabilities and member's equity	$	741,577

The accompanying notes are an integral part of this financial statement.

GUGGENHEIM INVESTOR SERVICES, LLC
(FORMERLY KNOWN AS GUGGENHEIM SECURITIES, LLC)

Notes to Statement of Financial Condition
December 31, 2009

1. General Information

Guggenheim Investor Services, LLC, formerly known as Guggenheim Securities, LLC, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation (the "SIPC"). The Company is a wholly-owned subsidiary of GWM Holdco, LLC (the "Parent") whose ultimate parent is Guggenheim Capital, LLC ("Guggenheim"). Until July 31, 2009, the Company was owned by Guggenheim Securities Holdings, LLC whose ultimate parent was also Guggenheim. As part of the transfer of ownership, employees previously providing services to the Company were moved to another wholly-owned subsidiary of Guggenheim in connection with an overall restructuring of the investment advisory business. The transfer had no effect on the Company's business activities, management, or supervisory structure. Notwithstanding the above, Guggenheim or one or more of its subsidiaries will continue to provide financial support to the Company on an as-need basis.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company maintains its accounting records on the accrual basis of accounting. The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition. Actual results could differ from those estimates.

Cash Equivalents
Marketable investments that are highly liquid and have maturities of three months or less at the date of purchase are classified as cash equivalents.

Fixed Assets
Fixed assets represent office equipment and are reported at historical cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets which is five years.

Income Taxes
The Company is organized as a limited liability company and has no federal tax liability. State tax liabilities are determined under individual state laws. The Company's income is included in the federal and state consolidated income tax returns of Guggenheim.

Effective January 1, 2009, the Company adopted ASC 740, *Income Taxes*, which addresses the accounting for uncertainty in income taxes. The adoption did not have a material impact on the Company's financial statements. Based on a review of the Company's tax positions, management has not identified any uncertain tax positions which would require the Company to record a tax exposure reserve pursuant to ASC 740.

As the Company is organized as a limited liability company and its taxable income is reported by Guggenheim, there is no tax expense/benefit recorded by the Company. If the Company was a taxable entity, income tax expense for the year ended December 31, 2009 would have been calculated at the federal effective tax rate of 35%.

3. Related Party Transactions

The Company has a Service Agreement with certain subsidiaries of Guggenheim under which the following services are provided: corporate finance, including accounting and planning; general administration; legal and compliance; and marketing.

4. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of the greater of minimum net capital of $50,000 or 6 2/3% of aggregate indebtedness, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, net capital was $500,915, an excess of $450,915, and the ratio of aggregate indebtedness to net capital was 0.12 to 1.

5. Reserve Requirements under SEC Rule 15c3-3

The Company does not carry any customer accounts and is exempt from SEC Rule 15c3-3 under paragraph k (2)(ii) because all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

6. Subsequent Events

Management has evaluated all subsequent transactions and events after the balance sheet date through February 26, 2010, the date on which these financial statements were issued and, except as already included in the notes to these financial statements, has determined that no additional items require disclosure.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditor's Supplementary Report on Internal Control Required by SEC Rule 17a-5

The Member of
Guggenheim Investor Services, LLC:

In planning and performing our audit of the financial statements of Guggenheim Investor Services, LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.



Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044742 FINRA DEC
GUGGENHEIM INVESTOR SERVICES LLC 6*6
135 E 57TH ST 15TH FL
NEW YORK NY 10022-2050

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150.69
   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150.00)
   Jan 16, 2009
   Date Paid
   C. Less prior overpayment applied (-0-)
   D. Assessment balance due or (overpayment) 0.69
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -0-
   F. Total assessment balance and interest due (or overpayment carried forward) $ 0.69
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 0.69
   H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Guggenheim Investor Services, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 17 day of February, 2011.

Managing Executive
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 145,976

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — -0-

(2) Net loss from principal transactions in securities in trading accounts. — -0-

(3) Net loss from principal transactions in commodities in trading accounts. — -0-

(4) Interest and dividend expense deducted in determining item 2a. — -0-

(5) Net loss from management of or participation in the underwriting or distribution of securities. — -0-

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — -0-

(7) Net loss from securities in investment accounts. — -0-

Total additions — -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — -0-

(2) Revenues from commodity transactions. — -0-

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 82,949

(4) Reimbursements for postage in connection with proxy solicitation. — -0-

(5) Net gain from securities in investment accounts. — -0-

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — -0-

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — -0-

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______________________________ — -0-

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 2,753

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ -0-

Enter the greater of line (i) or (ii) — 2,752

Total deductions — 85,701

2d. SIPC Net Operating Revenues — $ 60,275

2e. General Assessment @ .0025 — $ 150.69

(to page 1 but not less than $150 minimum)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

**Independent Accountants' Report
on Applying Agreed-Upon Procedures**

Guggenheim Investor Services, LLC
135 East 57th Street
New York, New York 10022

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Guggenheim Investor Services, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively the "Specified Parties" of the report), solely to assist the Specified Parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the Specified Parties. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entry noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers based on the 2009 Statement of Operations noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers based on the 2009 Statement of Operations supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010
New York, New York



GUGGENHEIM INVESTOR SERVICES, LLC

(FORMERLY KNOWN AS GUGGENHEIM SECURITIES, LLC)

(SEC I.D. No. 8-44742)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.